Exhibit 99.147

APHRIA COMPLETES FIRST SHIPMENT OF CANNABIS OIL TO ARGENTINA FOR CLINICAL STUDY ON TREATING REFRACTORY EPILEPSY IN CHILDREN

Aphria delivers 1,500 bottles of Rideau oil to its subsidiary ABP to support the advancement of clinical medical cannabis research

The Company also completes first shipment of medical cannabis to Malta-based subsidiary ASG Pharma

Leamington, Ontario — October 15, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has completed its first shipment of cannabis oil to its Argentina-based subsidiary ABP, S.A. (“ABP” or the “Argentinean Company”), a pharmaceutical import and distribution company. In accordance with a previously announced supply agreement, the Company delivered 1,500 bottles of Aphria’s renowned Rideau CBD oil, which were provided to Hospital de Pediatria Garrahan (“Hospital Garrahan” or the “Hospital”), a leading pediatric hospital located in Buenos Aires, for use in a clinical study focused on treating refractory epilepsy in children.

Aphria acquired ABP last month when the Company closed its acquisition of LATAM Holdings Inc. (“LATAM Holdings”), expanding the Company’s global footprint to include a leading presence in Latin America and the Caribbean. “Argentina will play a foundational role as Aphria cements its leadership in medical cannabis throughout the region,” said Vic Neufeld, Chief Executive Officer of Aphria. “Aphria and ABP, in close partnership with the Argentinean government, continue to advance opportunities for medical cannabis in the country, including the potential for in-country cultivation. We are also proud to support the critical and necessary research being undertaken by Hospital Garrahan on the treatment of refractory epilepsy in children with our Rideau CBD oil.”

As a well-established and successful pharmaceutical import and distribution company, ABP was granted the first permit issued by the Argentina Ministry of Health for the import of pharmaceutical-grade medical cannabis. The Argentinean Company has been forging a reputation as a champion for the research and clinical study of medical cannabis, including through its partnership with the Hospital, one of the most recognized and credible medical institutions in South America.

The clinical study, which involves 100 patients and will be conducted over 2.5 years, will be one of the foundational global scientific and medical studies of its kind focused on treating refractory epilepsy in children. Medical researchers will conduct a pharmacokinetics study of the Rideau product, which will help optimize the ideal dosage in future patients. Top neurologists and pediatric specialists from around the country will participate and, with the support of ABP and Aphria, will receive training and support to be able to train and educate a network of doctors throughout Argentina.

Aphria completes first shipment of medical cannabis to ASG Pharma

The Company also announced it has completed its first shipment of cannabis oil to its Malta-based subsidiary ASG Pharma Ltd. (“ASG”). The majority-owned subsidiary received the first import certificate for medical cannabis issued by the Government of Malta’s Ministry of Health and will use this first delivery of Aphria’s renowned Rideau CBD oil to perform analytical testing and research.

“This marks another important milestone as we continue to execute on our strategic expansion plans in Europe and around the world,” added Neufeld. “Our EU-GMP certified lab in Malta will play an important role for the Company in accessing cannabis markets across the continent, and it will stand as a leading European centre for the research and testing of medical cannabis and derivative products.”

ASG’s facilities, which are undergoing a multi-million-euro upgrade of its processing and manufacturing capabilities, will serve as Aphria’s hub for importing cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

###

For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the success and outcome of the clinical trial, expected demand or need for the product by participants or other patients following the clinical trial, the ability to use the study data and results in support of product registrations and product approvals and future product approvals, internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.